

October 21, 2013

Via E-Mail
Mr. Tony R. Thene
Chief Financial Officer
Carpenter Technology Corp.
P.O. Box 14662
Reading, PA  19610

> **Re:** **Carpenter Technology Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 23, 2013**
> **File No. 1-05828**

Dear Mr. Thene:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Performance Overview, page 24

1.    Please revise future filings to clarify that the amount you indicate as "EBITDA" on page 24 is "Adjusted EBITDA", based on the disclosures on page 41.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 60

2.      We note your accounting policy states "the amount of the impairment loss is the excess of the carrying amount of the impaired assets over the fair value of the assets based upon **undiscounted** future cash flows." If accurate, please confirm to us, and clarify in future filings, here and on page 42, that although you determine whether an impairment loss exists using undiscounted future cash flows, you determine the amount of an impairment loss by comparing the carrying amount of the impaired assets over the fair value of the assets based upon **discounted** future cash flows. Otherwise, please explain to us how your determination of fair value complies with ASC 360-10-35-36.

Note 10 – Pension and Other Postretirement Benefits, page 72

3.      We note your net periodic pension costs disclosed in footnote 10, equal the amounts presented and discussed in MD&A on page 23. It appears you are expensing all net periodic pension costs directly to cost of sales and selling, general and administrative expenses. As the majority of your pension costs are included in cost of sales and appear to relate to your manufacturing operations, please explain to us why you are not capitalizing some portion of your net periodic pension costs in inventory each period.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments and related matters.  Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief